Date: April 19, 2013	[ 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: ALDERON IRON ORE CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 16, 2013
Record Date for Voting (if applicable) :	May 16, 2013
Beneficial Ownership Determination Date :	May 16, 2013
Meeting Date :	June 20, 2013
Meeting Location (if available) :	Shangri-La Hotel, Conway Room 1128 West Georgia Street Vancouver, B.C. V6E 0A8
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details

Description	CUSIP Number	ISIN
COMMON SHARES	01434T100	CA01434T1003

Sincerely, Computershare Agent for ALDERON IRON ORE CORP.